Exhibit 99.3

Ellomay Capital Reports Results for the Six Months ended June 30, 2011; Announces Share
Buyback Program and Further Acquisitions in the Italian Photovoltaic Market

Tel-Aviv, Israel, September 26, 2011 – Ellomay Capital Ltd. (NYSE Amex: ELLO) (“Ellomay” or the “Company”), today reported its financial results for the six month period ended June 30, 2011.

Financial Highlights

•
Revenues were approximately $1.6 million for the six months ended June 30, 2011, compared to $0 for the six months ended June 30, 2010. Cost of sales were approximately $0.9 million for the six months ended June 30, 2011, compared to $0 for the six months ended June 30, 2010.

•	General and administrative expenses were approximately $1.8 million for the six months ended June 30, 2011, compared to approximately $1.3 million for the six months ended June 30, 2010.

•	Total comprehensive loss for the period was approximately $2.4 million in the six months ended June 30, 2011, compared to income of approximately $4.8 million in the six months ended June 30, 2010.

•
As of September 15, 2011, the Company held approximately $25.1 million in cash and cash equivalents, in addition to approximately $16.4 million in restricted cash and approximately $11.7 million in long term deposits.

The Company further announced that it will file its unaudited condensed consolidated interim financial statements for the six-month period ended June 30, 2011 and related Management’s Discussion and Analysis and financial disclosure with the Securities and Exchange Commission today under Form 6-K. To review this filing, visit the SEC’s website at: www.sec.gov or the Company’s website at: www.ellomay.com.

Share Buyback Program

The Company announced today that its Board of Directors approved on September 25, 2011 the repurchase of up to $3 million of its ordinary shares. The authorized repurchases will be made from time to time in the open market.  The timing, volume and nature of share repurchases will be at the sole discretion of management, subject to the funds available for share repurchases under the Israeli Companies Law, 1999, and will be dependent on market conditions, the price and availability of the Company’s ordinary shares, applicable securities laws and other factors. This buyback program is valid until the end of 2012. No assurance can be given that any particular amount of ordinary shares will be repurchased, the buyback program does not obligate the Company to acquire a specific number of shares in any period, and it may be modified, suspended, extended or discontinued at any time, without prior notice.

Acquisition of Italian PV Plants

The Company further announced today that it has entered into two agreements (the “Agreements”) with an Italian contractor in connection with the acquisition of two photovoltaic plants with fixed panel technology and aggregate capacity of approximately 1.9 MWp in the Puglia Region in Italy. Both photovoltaic plants are constructed and were connected to the Italian national grid in June 2011 under the applicable Tariff. In connection with the Agreements, a subsidiary of the Company purchased all outstanding shares of two Italian companies, each of which owns one of the photovoltaic plants. The aggregate cost of the photovoltaic plants is approximately Euro 6.2 million plus applicable VAT. It is the Company’s intention to finance the majority of the investment in connection with these photovoltaic plants by obtaining financing from a financial institution.

These photovoltaic plants join the Company’s eight existing photovoltaic plants in Italy, four of which are in the Puglia Region and four of which are in the Marche Region. These existing photovoltaic plants, with an aggregate capacity of approximately 8.9 MWp, are producing electricity and are connected to the Italian national grid.

About Ellomay Capital

Ellomay Capital Ltd. is an Israeli company that invests in the energy and infrastructure fields, primarily in Italy and in Israel. The Company’s assets include several photovoltaic plants located in the Marche and Puglia Regions in Italy, holdings in the Dorad power plant located in Ashkelon, Israel and contracts to acquire rights in several gas and oil exploration licenses in the Mediterranean sea.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including fluctuations in the market value of our shares, changes in the regulatory provisions applicable to the photovoltaic plants and the terms of the financing that can be procured from financial institutions. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statement of Financial Position as at

	June 30	December 31
	2011	2010
	(Unaudited)	(Audited)
	US$ thousands	US$ thousands

Assets
Cash and cash equivalents	46,669	76,583
Restricted cash	8,548	728
Other receivables	5,205	1,904
Assets attributable to discontinued operations	24	292
Total current assets	60,446	79,507

Advance payments on account of investment	-	3,612
Investments in equity accounted investees	10,456	-
Property, plant and equipment, net	46,508	21,752
Long-term deposits	1,150	400
Other assets	767	943
Total non-current assets	58,881	26,707

Total assets	119,327	106,214

Liabilities
Loans and borrowings	5,281	-
Trade payables	5,415	2,820
Accrued expenses and other payables	13,800	9,151
Liabilities attributable to discontinued operations	266	380
Total current liabilities	24,762	12,351

Finance lease obligation	7,814	5,228
Other long-term liabilities	355	14
Excess of losses over investment in equity accounted investee	-	55
Total non-current liabilities	8,169	5,297

Total liabilities	32,931	17,648
Equity
Share capital	26,180	26,103
Share premium	76,387	76,266
Reserves	2,722	194
Accumulated deficit	(18,893)	(13,997)
Total equity	86,396	88,566

Total liabilities and equity	119,327	106,214

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statement of Comprehensive Income (loss)

	For the six months ended June 30
	2011	2010
	(Unaudited)	(Unaudited)
	US$ thousands	US$ thousands

Revenues	1,601	-
Cost of sales	886	-
Gross profit	715	-

General and administrative expenses	1,805	1,330
Operating loss	(1,090)	(1,330)
Financing income	345	336
Financing expenses	(624)	(61)
Financing income (expenses), net	(279)	275
Share of losses of equity accounted investees	(4,641)	-

Loss before taxes on income from continuing operations	(6,010)	(1,055)
Tax benefit (taxes on income)	1,114	(449)

Loss from continuing operations	(4,896)	(1,504)
Profit from discontinued operation	-	7,166

Profit (loss) for the period	(4,896)	5,662
Other comprehensive income (loss):
Foreign currency translation differences from foreign operations	2,528	(888)
Total other comprehensive profit (loss)	2,528	(888)

Total comprehensive income (loss) for the period	(2,368)	4,774

Earnings per share
Basic earnings (loss) per share	*(0.45)	*0.8
Diluted earnings (loss) per share	*(0.45)	*0.6

Continuing operations
Basic loss per share	*(0.45)	*(0.2)
Diluted loss per share	*(0.45)	*(0.2)

Discontinued operation
Basic earnings per share	-	*1.00
Diluted earnings per share	-	*0.8

*           Adjusted for 1:10 reverse split